

November 4, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value per share, of Weitz Multisector Bond ETF, a series of
Northern Lights Fund Trust II, under the Exchange Act of 1934.

Sincerely,

*Craig A. Mart*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**